Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on August 5, 2026.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting, to be be held at 15:00 on August 6, 2026 (Hong Kong time and date) at Unit F, 12/F, Kaiser Estate, Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting - TJGC Group Limited

▼            DETACH PROXY CARD HERE TO VOTE BY MAIL            ▼

THE BOARD RECOMMENDS A VOTE“FOR” THE LISTED RESOLUTIONS.

1.	THAT AS SPECIAL RESOLUTIONS:- (a) the composition of the authorised shares of the Company be changed from an unlimited number of Shares with no par value each divided into six classes of shares, comprising (i) Ordinary shares of no par value, (ii) Class A preferred shares of no par value, (iii) Class B preferred shares of no par value, (iv) Class C preferred shares of no par value, (v) Class D preferred shares of no par value, and (vi) Class E preferred shares of no par value) to an unlimited number of Shares with no par value each divided into seven classes of shares, comprising (i) Class A ordinary shares of no par value (the “Class A Ordinary Shares”), (ii) Class B ordinary shares of no par value (the “Class B Ordinary Shares”), (iii) Class A preferred shares of no par value, (iv) Class B preferred shares of no par value, (v) Class C preferred shares of no par value, (vi) Class D preferred shares of no par value, and (vii) Class E preferred shares of no par value (the “Change of Authorised Share Composition”); (b) the Board be and is hereby authorized and granted with full authority to determine the Effective Date failing which the Change of Authorised Share Composition shall not take any effect; (c) contemporaneously upon the Change of Authorised Share Composition taking effect, (i) 476,667 issued ordinary shares of no par value registered in the name of Wei Jinchan be re-designated as 476,667 issued Class B Ordinary Shares, credited as fully paid (the “Share Redesignations”), with all rights, restrictions and privileges as set out in the ARM&A (as defined below); and (ii) the remaining 9,623,356 issued ordinary share of no par value registered in be re-designated as issued Class A Ordinary Shares, credited as fully paid with all rights, restrictions and privileges as set out in the ARM&A; and (d) subject to and conditional upon shareholders’ approvals of the Change of Authorised Share Composition and the Share Redesignations and contemporaneously upon the Change of Authorised Share Composition and the Share Redesignations taking effect, the amended and restated memorandum of association and articles of association of the Company (the “ARM&A”) be approved and adopted in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company filed on 11 November 2025; (e) each Director be, and hereby is, authorized, approved and directed severally, for and on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the change of Authorised Share Composition, the Share Redesignations and related matters, including without limitation, to update the register of members of the Company, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the change of Authorised Share Composition and the Share Redesignations, and any and all actions already taken by such Director in connection with the change of Authorised Share Composition, the Share Redesignations and related matters (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and (f) the registered office provider and the transfer agent of the Company be and are hereby instructed to make all such filings with the Registrar of Companies in the British Virgin Islands to implement and give effect to the matters approved herein.

☐  FOR                    ☐  AGAINST                     ☐  ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999	90.00

TJGC GROUP LIMITED

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON

AUGUST 06, 2026, AT 15:00

(HONG KONG TIME AND DATE)

This form of proxy is furnished in connection with the solicitation by the board of directors of TJGC Group Limited (the “Company”), of proxies for the extraordinary general meeting of the Company (the “EGM”) to be held at 3:00 p.m. on August 06, 2026 (Hong Kong time and date) at Unit F, 12/F, Kaiser Estate, Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong, and at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of EGM (the “EGM Notice”).

The board of directors of the Company has fixed the close of business on July 16, 2026 (Hong Kong Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend and vote at the EGM or any adjournment thereof. Only holders of record of the Company’s shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof.

In respect of the matters requiring shareholders' vote at the EGM, each holder of the Company's ordinary shares of no par value is entitled to one vote per share. The quorum of the EGM consists of a single shareholder or proxy not less than 50 per cent of the votes of the shares of the Company entitled to vote on resolutions of members to be considered at the meeting. If within two hours from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved or stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares of the Company to vote on the matters to be considered by the meeting, those present shall constitute a quorum. For resolutions of members, they will be passed by the affirmative vote of a majority of the votes of the shares of the Company entitled to vote at a duly convened and constituted meeting of the shareholders. This form of proxy and the accompanying EGM Notice will be first sent to the shareholders of the Company on or about July 27, 2026.

The shares represented by all properly executed proxies returned to the Company in accordance with the existing amended and restated articles of association of the Company filed on November 11, 2025 will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case way be, bearing a later date, which must be received by the Company not less than 48 hours before the time appointed for the holding of the EGM or at any adjournment thereof unless otherwise provided in the articles of association of the company, or (ii) by voting in person at the EGM

▼            DETACH PROXY CARD HERE TO VOTE BY MAIL            ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I/We, ______________________________________* (Name) of ______________________________________________________________ (Address) being the registered holder(s) of TJGC Group Limited (the “Company”), hereby appoint the Chairman of the EGM or ___________________________ of ______________________________________ as my/our proxy to attend and act for me/us at the EGM and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.

If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.”

Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by TJGC Group Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.             ☐

Email Address:    __________________________

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and To be Signed on Reverse Side)